Prudential Distressed Securities Fund, Inc.
For the Semi-Annual Period ended:  5/31/99
File number 33-7491

                          SUB-ITEM 77M



      One May 26, 1999, the Board of Directors of Prudential Distressed Securities Fund, Inc.(the Fund) approved a proposal to exchange the assets and liabilties of the Fund for shares of the Prudential High Yield Total Return Fund, Inc. Class A, Class B, Class C, and Class Z shares of the Fund would be exchanged at net asset value for respective Class A, Class B, Class C and Class Z shares of equivalent value of the Prudential High Yield Total Return Fund, Inc.

     The transfer is subject to approval by the shareholders
of    the   Fund.   It   is   anticipated   that   a   proxy
statement/prospectus relating to the transaction will be mailed to the Fund's shareholders in September 1999.